UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless modules enable cellular connectivity in newest smart meters from Iskraemeco for global deployments

AirPrime HL Series modules enable Iskraemeco to support smart metering deployments worldwide, across multiple network technologies, with a single design

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 27, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Iskraemeco, one of the leading providers of Advanced Metering Management (AMM) systems in the world, has selected Sierra Wireless AirPrime HL Series embedded modules to enable cellular connectivity in smart metering deployments worldwide. Modules within the HL Series for 2G and 3G networks were selected as part of the introduction of next generation smart electricity meters, as well as for a smart metering project which will begin deploying across the Netherlands beginning of next year.

Iskraemeco selected Sierra Wireless based on the company’s expertise in wireless solutions for applications in the energy market and the reliable service Sierra Wireless delivered in previous projects with Iskraemeco. The two companies have been working together to build and deploy smart metering solutions with cellular connectivity for more than a decade.

“Sierra Wireless demonstrates a clear understanding of the metering market and what we need to effectively develop and market our products,” said Janez Zavašnik, communication technology manager for Iskraemeco. “The AirPrime HL Series modules offered us the flexibility we needed in our product line to effectively address worldwide markets in an efficient, cost-effective solution. With the know-how from both companies we have developed a smart metering solution which provides a reliable and stable connectivity during the electricity meters’ lifespan.”

AirPrime HL Series modules are the smallest embedded wireless modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, and 4G technologies. Designed for flexibility, they are pre-certified with network operators worldwide and provide device manufacturers with the ability to serve different regions, across multiple network technologies, with one device design. The HL Series uses the new CF3™ form factor from Sierra Wireless, which is footprint-compatible across product lines and network technologies and will remain fully interchangeable with future versions of the modules, including those for LTE-MTC networks when they become available. LTE-MTC technology is expected to provide a highly efficient cellular LPWA (Low-Power Wide Area) technology option for smart metering and smart grid applications, with lower radio-frequency complexity, significantly reduced power consumption, better in-building signal penetration, and lower costs.

In addition to the flexible hardware design, the AirPrime HL Series firmware is designed to be future-proof as well. Using AirVantage® FOTA Edition, a Sierra Wireless cloud-based platform, customers can easily upgrade device firmware over-the-air for thousands or even millions of deployed devices at a time, ensuring they can stay in service for many years while maintaining security and efficiently managing operating costs.

“The AirPrime HL Series was designed with customers like Iskraemeco in mind,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “They need to be able to manufacture and deploy their devices worldwide with minimal adjustments to their manufacturing and supply processes. This is a key factor that the HL Series offers, with pin-to-pin compatibility from 2G through to 4G technologies and flexible installation options to streamline manufacturing processes and support deployments across multiple networks around the world.”

European Utility Week 2015

Sierra Wireless will be showcasing solutions for smart metering and smart grid projects at European Utility Week in Vienna, Austria, November 3 to 5, demonstrating how utility companies can use its device-to-cloud solution to enable an energy monitoring system to support customer facing applications, create new service revenue streams, and improve the customer experience. Visit Sierra Wireless at stand A.d07 or on the ESMIG stand at A.c09.

Visit the Sierra Wireless website for more information about AirPrime HL Series embedded modules and Sierra Wireless solutions for smart metering. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, 604-232 1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 27, 2015